EXHIBIT 99.1

Cronos Group Inc. Announces Third Quarter 2018 Results

Increased Revenues 186% and Kilograms Sold 213% Year-over-Year

Licensed and Commenced Cultivation in Building 4

Announced Landmark Partnership with Ginkgo Bioworks to Produce Cultured Cannabinoids

Launched Mainstream Recreational Brand Spinach™

Created NatuEra, the First Cannabis CMO in Latin America and Received Non-Psychoactive Plant License

TORONTO, Nov. 13, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), today announced financial results for the third quarter ended September 30, 2018.

"We are encouraged with our third quarter results, which reflect the meaningful progress we are making on our strategic initiatives. In the quarter, we announced a number of landmark partnerships to expand our reach beyond the flower and beyond Canada and launched our second differentiated recreational cannabis brand," said Mike Gorenstein, CEO of Cronos Group. "The recent legalization of cannabis sales for adult recreational use in Canada was a watershed moment for our industry and our Company. We are energized by the opportunities this creates for Cronos Group in Canada and look forward to leading the industry forward responsibly."

"As excited as we are about this milestone and our participation in this new market, it's truly just the beginning. Cronos Group is building an innovative global cannabinoid company. The opportunities for our Company extend across the globe as regulations evolve and markets open. The recent initiatives we launched with Gingko Bioworks and Technion are great examples of how we intend to use innovation and our growing intellectual property portfolio to develop new applications for cannabinoids across a range of categories. We are proud of all that we accomplished this quarter, and we are focused on executing on our strategic plan to drive growth and value creation for our shareholders, partners and consumers," concluded Mike Gorenstein.

Third Quarter 2018 Business Highlights

  Construction of Building 4, a 286,000 sq. ft. purpose-built indoor production facility built to GMP standards, is complete. Building 4 is expected to become fully operational in phases. The facility commenced cannabis cultivation after receiving its license on August 31, 2018. The first harvest from Building 4 is expected by year end 2018.
  Cronos Group and Ginkgo Bioworks, Inc. ("Ginkgo") announced a landmark partnership to produce cultured cannabinoids through fermentation that are identical to those extracted from the cannabis plant. The research and development partnership is focused on producing large volumes of eight target cannabinoids, including rare cannabinoids, from custom yeast strains by leveraging existing fermentation infrastructure (i.e. breweries or pharmaceutical contract manufacturing operations) without incurring significant capital expenditures to build new cultivation and extraction facilities. The Company will fund certain research and development and foundry expenses expected to be approximately US$22.0 million, subject to the achievement of certain milestones. In addition, tranches of Cronos Group's common shares will be issued to Ginkgo, upon Ginkgo's demonstration that the microorganisms are capable of producing the target cannabinoids for less than US$1,000 per kilogram of pure cannabinoid at a scale of greater than 200 liters. The Company targets three years to achieve the equity milestones for the eight target cannabinoids.
  In August 2018, the Company announced a 50/50 strategic joint venture with an affiliate of Agroidea SAS ("AGI"), a leading Colombian agricultural services provider with over 30 years of research, development and production operations and expertise managing industrial scale horticultural operations in Colombia. This partnership establishes a newly formed entity, NatuEra S.à r.l. ("NatuEra"), in Colombia that will develop, cultivate, manufacture and export cannabis-based medical and consumer products for the Latin American and global markets. NatuEra is the cannabis industry's first CMO in Latin America, with plans to allow the growing number of cannabis brands to outsource their cultivation and manufacturing. NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia. NatuEra was granted a license to cultivate non-psychoactive cannabis plants for the production of seeds for planting and the manufacture of derivative products. This license has an effective term of five years from August 31, 2018. NatuEra is awaiting the grant of licenses to cultivate psychoactive cannabis and manufacture derivative products. Commencement of operations at the facility will be subject to obtaining the remaining appropriate licenses under applicable law.
  Cronos Group launched its mainstream recreational brand Spinach™. A fun, lighthearted and playful brand, Spinach™ is focused on offering Farm-To-Bowl™ products that bring friends together and make experiences more enjoyable. This brand has High Expectations™ and is geared towards a wide range of consumers that don't take life too seriously and are looking for entertaining, fun ways to enhance activities.
  In July 2018, Cronos Group announced a 50/50 strategic joint venture with a group of investors led by Bert Mucci, a leading Canadian large-scale greenhouse operator. The entity created by this new partnership, Cronos Growing Company Inc. ("Cronos GrowCo"), expects to construct an 850,000 square foot, purpose-built, GMP-standard greenhouse on approximately 100 acres of land to be acquired by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually. Construction of the greenhouse has commenced and is expected to be complete in the second half of 2019.
  Cronos Group entered into a supply agreement with one of the largest cannabis companies in the world by revenues in the first quarter of 2018, Cura Cannabis Solutions ("Cura"). Cura signed a five year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per annum from Cronos GrowCo after Cura receives all necessary licenses from Health Canada. Cura also expects to build its proprietary, state-of-the-art extraction facility on a parcel of land owned by Cronos Group in the heart of Okanagan Valley, British Columbia.

Business Highlights Subsequent to Third Quarter 2018

  In October 2018, the Company announced it had entered into a sponsored research agreement with the Technion Research and Development Foundation of the Technion - Israel Institute of Technology ("Technion") to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and wound healing.
  On October 17, 2018, Canada became the first G7 country and the second country in the world to legalize cannabis sales for adult recreational use. The Company is actively engaged in this distribution channel and is currently selling dried cannabis, pre-rolls and cannabis oils to Ontario, British Columbia, Nova Scotia and Prince Edward Island, which collectively represent over 50% of the Canadian population. The Company expects to secure additional provincial listings as more of its production capacity comes online, which will allow the Company to adequately service additional provincial markets.

Third Quarter 2018 Financial Highlights

  Third quarter 2018 revenues totaled $3.8 million, as compared to $1.3 million for the third quarter of 2017, representing an increase of $2.4 million, or 186%. Kilograms of cannabis sold increased 213% in the third quarter from 164 kilograms in the third quarter of 2017 to 514 kilograms in the third quarter of 2018. The main drivers associated with the increase in revenues and the increase in kilograms sold are increased production capacity and increased volumes sold through the domestic medical and international channels, as well as initial shipments into the domestic adult-use recreational market.
  The Company continues to see strong growth in cannabis oil sales, which represented 29% of total revenue in the third quarter of 2018.

Conference Call
The Company will host a conference call and live audio webcast on Tuesday, November 13, 2018 at 8:30 a.m. EST to discuss third quarter 2018 results. The call will last approximately one hour. Instructions for the conference call are provided below:

Live Audio Webcast: https://thecronosgroup.com/investor-relations
Toll-free dial-in number: (888) 231-8191
International dial-in number: (647) 427-7450
Conference ID: 8084817

Additionally, an audio replay of the conference call will be available two hours after the call's completion and until 11:59 p.m. EST on November 27, 2018. Instructions for the audio replay are provided below:

Toll-free dial-in number: (855) 859-2056
Passcode: 8084817

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian license holders: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms and intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). All statements contained herein that are not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "likely", "should", "would", "plan", "anticipate", "intend", "potential", "proposed", "estimate", "believe" or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this press release, include, but are not limited to, statements with respect to: our business and operations, our strategy for future growth, growing our global footprint, establishing partnerships and distribution relationships, the expansion of the Company's growing and production capacities, the construction of our facilities and our intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this press release. Such factors include, without limitation, those discussed in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2018 and December 31, 2017
(in thousands of CDN $)
	Notes	As at September 30, 2018	As at December 31, 2017
Assets
Current assets
Cash		$41,482	$9,208
Accounts receivable	23(i)	3,278	1,140
Sales taxes receivable		9,953	3,114
Prepaids and other receivables	23(i)	10,246	790
Biological assets	6	5,632	3,722
Inventory	6	15,073	8,416
Loan receivable	7,23(i)	314	314
Total current assets		85,978	26,704
Advances to related corporations	8,23(i)	2,674	-
Investments in equity accounted investees	9	4,072	3,807
Other investments	10,23(iii)	994	1,347
Property, plant and equipment	11	127,595	56,172
Intangible assets	12	11,345	11,207
Goodwill	13	1,792	1,792
Total assets		$234,450	$101,029

Liabilities
Current liabilities
Accounts payable and other liabilities	23(ii)	$3,066	$7,878
Government remittances payable		739	-
Construction loan payable	15	5,724	-
Total current liabilities		9,529	7,878
Construction loan payable	15	-	5,367
Deferred income tax liability	22	2,656	1,416
Total liabilities		12,185	14,661
Shareholders' equity
Share capital	16(a)	225,549	83,559
Shares to be issued	16(b)	17	-
Warrants	17(a)	1,548	3,364
Stock options	17(b)	4,982	2,289
Accumulated deficit		(11,261)	(3,724)
Accumulated other comprehensive income		1,119	880
Total equity attributable to shareholders of Cronos		221,954	86,368
Non-controlling interests	14	311	-
Total shareholders' equity		222,265	86,368
Total liabilities and shareholders' equity		$234,450	$101,029

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three and nine months ended September 30, 2018 and September 30, 2017
(in thousands of CDN $, except share and per share amounts)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2018	2017	2018	2017
Revenue	18	$3,760	$1,314	$10,099	$2,471
Cost of sales before fair value adjustments	5,6	1,688	464	4,509	877
Gross profit before fair value adjustments		2,072	850	5,590	1,594
Fair value adjustments
Unrealized change in fair value of biological assets	5,6	(1,533)	(2,478)	(11,108)	(5,179)
Realized fair value adjustments on inventory sold in the period	5,6	1,511	1,324	6,330	2,612
Total fair value adjustments		(22)	(1,154)	(4,778)	(2,567)
Gross profit		2,094	2,004	10,368	4,161

Operating expenses
Sales and marketing		598	176	1,548	306
General and administrative		4,820	1,066	11,500	4,274
Share-based payments	17(b),20	1,223	539	2,947	1,170
Depreciation and amortization	11,12	330	255	938	684
Total operating expenses		6,971	2,036	16,933	6,434

Operating loss		(4,877)	(32)	(6,565)	(2,273)

Other income (expense)
Interest expense		(62)	(22)	(121)	(159)
Share of income (loss) from investment in associate	9	20	(53)	64	363
Gain on other investments	10	-	1,128	221	2,399
Total other income (expense)		(42)	1,053	164	2,603

Income (loss) before income taxes		(4,919)	1,021	(6,401)	330

Income tax expense (recovery)	22	2,352	(76)	1,197	(98)
Net income (loss)		$(7,271)	$1,097	$(7,598)	$428
Net income (loss) attributable to:
Cronos Group		(7,210)	1,097	(7,537)	428
Non-controlling interests	14	(61)	-	(61)	-
		$(7,271)	$1,097	$(7,598)	$428
Other comprehensive income (loss)
Gain (loss) on revaluation and disposal of other investments, net of tax	10,22	233	(2)	237	692
Foreign exchange gain on translation of foreign operations	2(c)	3	-	3	-
Total other comprehensive income (loss)		236	(2)	240	692
Comprehensive income (loss)		$(7,035)	$1,095	$(7,358)	$1,120
Comprehensive income (loss) attributable to:
Cronos Group		(6,975)	1,095	(7,298)	1,120
Non-controlling interests	14	(60)	-	(60)	-
		$(7,035)	$1,095	$(7,358)	$1,120
Net income (loss) per share
Basic and diluted	19	$(0.04)	$0.01	$(0.04)	$0.00
Weighted average number of outstanding shares
Basic	19	177,483,122	134,913,931	170,097,232	130,782,161
Diluted	19	177,483,122	143,592,860	170,097,232	139,461,090

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2018 and September 30, 2017
(in thousands of CDN $)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2018	2017	2018	2017
Operating activities
Net income (loss)		$(6,392)	$1,097	$(6,719)	$428
Items not affecting cash:
Unrealized change in fair value of biological assets	5,6	(1,533)	(2,478)	(11,108)	(5,179)
Realized fair value adjustments on inventory sold in the period	5,6	1,511	1,324	6,330	2,612
Share-based payments	17(b),20	1,223	539	2,947	1,170
Depreciation and amortization	11,12	645	255	1,760	684
Share of income (loss) from investment in associate	9	(20)	53	(64)	(363)
Gain on other investments	10	-	(1,128)	(221)	(2,399)
Deferred income tax expense (recovery)	22	1,473	(76)	318	(98)
Foreign exchange loss (gain)		2	-	(10)	-
		(3,091)	(414)	(6,767)	(3,145)
Net changes in non-cash working capital:
Accounts receivable	23(i)	(434)	(102)	(2,138)	(293)
Sales taxes receivable		(3,001)	-	(6,839)	-
Prepaids and other receivables	23(i)	(6,134)	452	(9,456)	(1,700)
Biological assets	5,6	2,800	2,452	9,198	4,162
Inventory	5,6	(4,250)	(3,408)	(12,987)	(5,502)
Accrued interest on loan receivable		-	-	-	(5)
Accounts payable and other liabilities		733	3,261	(5,017)	3,470
Government remittances payable		739	-	739	-
Cash flows provided by (used in) operating activities		(12,638)	2,241	(33,267)	(3,013)
Investing activities
Repayment of purchase price liability		-	(1,291)	-	(2,590)
Investments in equity accounted investees	9	(201)	-	(201)	(1,076)
Investment in ABcann Global Corporation	10	-	-	-	(1,016)
Proceeds from sale of other investments	10	-	3,383	967	5,154
Payment to exercise ABcann Global Corporation warrants	10	-	(2,268)	(113)	(2,268)
Advances to related corporations	8	(2,674)	-	(2,674)	-
Cash assumed on acquisition of Cronos Israel	14	1,304	-	-	-
Purchase of property, plant and equipment	11	(34,229)	(11,571)	(71,896)	(17,101)
Purchase of intangible assets	12	(125)	-	(294)	-
Cash flows used in investing activities		(35,925)	(11,747)	(74,211)	(18,897)
Financing activities
Proceeds from exercise of warrants	17(a)	444	720	1,856	1,533
Proceeds received for shares to be issued	16(b)	-	-	961	76
Proceeds from exercise of options	17(b)	27	43	567	485
Proceeds from share issuance	16(a)	-	15,010	146,032	32,346
Share issuance costs		(35)	(29)	(9,479)	(1,350)
Increase in indebtedness		-	869	-	869
Proceeds from construction loan payable	15	-	5,022	-	5,022
Payment of accrued interest on construction loan	15	-	-	(185)	-
Repayment of mortgage payable		-	-	-	(4,000)
Cash flows provided by financing activities		436	21,635	139,752	34,981
Net change in cash		(48,127)	12,129	32,274	13,071
Cash - beginning of period		89,609	4,406	9,208	3,464
Cash - end of period		$41,482	$16,535	$41,482	$16,535
Supplemental cash flow information
Interest paid		$189	$22	$684	$222

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For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 07:00e 13-NOV-18